

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2014

Via E-mail
Mr. Francis J. O'Brien
Chief Financial Officer
The L.S. Starrett Company
121 Crescent Street
Athol, Massachusetts 01331

> **RE:** **The L.S. Starrett Company**
> **Form 10-K for the Year Ended June 30, 2013**
> **Filed September 5, 2013**
> **Form 10-Q for the Period Ended December 31, 2013**
> **Filed January 30, 2014**
> **File No. 1-34145**

Dear Mr. O'Brien:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2013

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Contractual Obligations, page 16

2. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow,

we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Notes to the Financial Statements

Note 11 – Income Taxes, page 31

3. In your Form 10-K for the year ended June 30, 2012, you disclosed the estimated amount of total unremitted earnings was $71.7 million at June 30, 2012. You did not determine the total amount of unrecognized deferred taxes related to these earnings as you permanently invested these earnings overseas. We note that during fiscal 2013 you received a cash dividend from a foreign subsidiary for $2.4 million. At June 30, 2013, the estimated amount of total unremitted earnings of foreign subsidiaries is $69 million. You have no plans to repatriate additional earnings of your foreign subsidiaries and, accordingly, no estimate of the unrecognized deferred taxes related to these earnings has been made. In this regard, please address the following:

- Please tell us whether you previously considered the $2.4 million cash dividend received in 2013 to be permanently reinvested. If so, please tell us at what point you determined that this amount would not be;
- Please tell us the country from which these earnings were repatriated as well as the facts and circumstances that led you to repatriate these earnings; and
- Please tell us how you concluded that the remaining $69 million at June 30, 2013 should be considered permanently reinvested in light of your repatriation of the amounts in 2013.

Please refer to paragraph ASC 740-30-25-17.

4. During our review of your Form 10-K for the year ended June 26, 2010, we issued comment 9 in our letter dated January 25, 2011, regarding your domestic cumulative losses and how you determined that it was more likely than not that you would realize your domestic deferred tax assets. In your response letter dated February 23, 2011, you noted that part of the positive evidence that you considered in your assessment as to whether these deferred tax assets would be realizable included post-recession forecasted domestic income in fiscal years 2011 through 2015. In addition, you agreed to provide additional disclosures regarding your assessment of these assets. We note that you continue to report recurring domestic losses for each of the three years ended June 30, 2013, and continue to not record a valuation allowance on your deferred tax assets recorded for domestic federal net operating losses. You believe that the forecasted future taxable income and certain tax planning opportunities make it likely that such net operating losses will be utilized in future periods. In light of your continued domestic losses, please help us better understand how you continued to determine that it is more likely than not that you will realize your domestic deferred tax assets. Please also expand your disclosures to address the following:

- Please discuss both the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on these deferred income tax assets. You should consider discussing the significant estimates and assumptions used in your analysis;
- Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;
- Please include an explanation of the anticipated future trends included in your projections of future taxable income;
- Please provide additional clarity regarding the nature of the tax planning opportunities you are relying upon; and
- Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets, if applicable, will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief